EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	6/30/2011	6/30/2011
EARNINGS
Income Before Income Taxes	$197,273	$204,394	$190,133	$297,347	$189,517	$219,820	$118,323
Fixed Charges (as below)	142,388	161,849	164,660	173,293	174,965	170,512	84,233
Total Earnings	$339,661	$366,243	$354,793	$470,640	$364,482	$390,332	$202,556

FIXED CHARGES
Interest Expense	$72,723	$80,034	$89,851	$101,145	$104,465	$101,338	$49,384
Credit for Allowance for Borrowed Funds Used During Construction	7,465	5,315	4,609	8,348	8,500	7,174	3,849
Estimated Interest Element in Lease Rentals	62,200	76,500	70,200	63,800	62,000	62,000	31,000
Total Fixed Charges	$142,388	$161,849	$164,660	$173,293	$174,965	$170,512	$84,233

Ratio of Earnings to Fixed Charges	2.38	2.26	2.15	2.71	2.08	2.28	2.40